Exhibit 12.1

StemCells, Inc
Ratio of earnings to fixed charges
March 31, 2008

						Three months ended
	Year ended December 31,					March 31,
	2003	2004	2005	2006	2007	2008
	(In $’000)
Earnings:
Income (loss) from from continuing operations before income taxes	$(14,425)	$(15,330)	$(11,738)	$(18,948)	$(25,023)	$(6,545)
Add (deduct):
Fixed charges	1,081	1,010	1,152	1,079	1,090	308

Adjusted earnings	(15,506)	(16,340)	(12,890)	(20,027)	(26,113)	(6,853)

Fixed Charges:
Interest expense	207	191	172	143	124	28
Estimate of the interest within rental expense	874	819	980	936	966	280

Total fixed charges	1,081	1,010	1,152	1,079	1,090	308

Excess (deficiency) of earnings available to fixed charges	$(16,587)	$(17,350)	$(14,042)	$(21,105)	$(27,202)	$(7,162)

Ratio of earnings to fixed charges*	NA	N/A	N/A	N/A	N/A	N/A

*	Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2007 and for the three-month period ended March 31, 2008, and accordingly ratios are not presented.